January 12, 2009

RE: Get cash now from your Northland Cable Properties Eight Limited Partnership investment.

Dear Investor,

Good news!  Now you can sell your Northland Cable Properties Eight Limited Partnership investment and regain control of your money.  Right now, MPF will pay you $185 per unit. Move the money into a more liquid investment, pay off bills, or treat yourself to a vacation. It’s your money. Use it any way you want. But this offer expires on February 9, 2009, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now. Northland Cable Properties Eight Limited Partnership announced that its decision to terminate a sales agreement with Green River Media and Communications, LLC was being reviewed by an appellate court and that it was unknown when a ruling might be made. The general partner stated that it is “unable to forecast … when such a sale might occur.”

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Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and treat yourself to a new toy.

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Sell without transfer fees, broker fees, or commissions. Most secondary limited partnership unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  Northland Cable Properties Eight Limited Partnership’s general partner stated that the partnership’s $75 transfer fee will be waived.

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Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

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Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after Northland Cable Properties Eight Limited Partnership confirms the transfer.

MPF has been in the business of buying private investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed Assignment Form (and Exhibit A) and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
[Missing Graphic Reference]
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires February 9, 2009. So don’t delay. Fill out and mail in the Northland Cable Properties Eight Limited Partnership Assignment Form (and Exhibit A) today so we can rush you a check.